SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
__________

SCHEDULE 13G/A
(Amendment N°2)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ASA Gold and Precious Metals Limited
(Name of Issuer)

Common shares
(Title of Class of Securities)

G3156P103
(CUSIP Number)

November 9, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

 13G

CUSIP No. G3156P103	Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON AMIRAL GESTION
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 927 054
		6)	SHARED VOTING POWER NOT APPLICABLE
		7)	SOLE DISPOSITIVE POWER 927 054
		8)	SHARED DISPOSITIVE POWER NOT APPLICABLE
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927 054
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.81%
12)	TYPE OF REPORTING PERSON IV

Item 1(a).	Name of Issuer:

ASA Gold and Precious Metals Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Canal Plaza

Portland, Maine 04101

Item 2(a).	Name of Persons Filing:

Amiral Gestion

Item 2(b).	Address of Principal Business Office or, if None, Residence:

103 Rue de Grenelle, 75007- Paris, France.

Item 2(c).	Citizenship or Place of Organization:

France

Item 2(d).	Title of Class of Securities:

Common shares

Item 2(e).	CUSIP Number:

G3156P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned: 927 054

(b)	Percent of class: 4.81%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 927 054

(ii)	Shared power to vote or to direct the vote: NOT APPLICABLE

(iii)	Sole power to dispose or to direct the disposition of: 927 054

(iv)	Shared power to dispose or to direct the disposition of: NOT APPLICABLE

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the Reporting Person on whose behalf the undersigned is executing this statement is true, complete and correct.

Dated as of 12/28/2020	Amiral Gestion

	By:	/s/ Monia Donnen
	Name:	Monia Donnen
	Title:	General Secretary